SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 August 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Update dated 11 August 2020

Exhibit No: 99.1

 InterContinental Hotels Group PLC
Board Update

11 August 2020 - InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that Graham Allan is to be appointed as an Independent Non-Executive Director of IHG. He will join the IHG Board with effect from 1 September 2020.

Graham is currently Senior Independent Non-Executive Director at Intertek Group plc and Independent Non-Executive Director of Associated British Foods plc.  He also serves as a director of private companies as Chairman of Bata Footwear, Director of Americana Foods and Chairman of Nando's Restaurants.

He was Group Chief Executive of Dairy Farm International Holdings Ltd, (a multi-format Asian retailer headquartered in Hong Kong), for five years before retiring from executive roles in December 2017.

From 2003-2012, he was President and CEO of Yum Restaurants International and led the development of global brands KFC, Pizza Hut and Taco Bell in more than 120 international markets. During this time, he served on the IHG Board as a Non-Executive Director from 2010-2012, when he moved to Hong Kong as Chief Operating Officer of Dairy Farm International.  Prior to his tenure with Yum Restaurants, he held senior positions in multi-national food and beverage companies and worked as a management consultant at McKinsey & Co. Inc.

Patrick Cescau, Non-Executive Chair, IHG, commented: "Graham has more than 40 years of high-quality strategic, commercial and brand expertise. This significant experience, combined with Board and senior roles at global businesses in multiple geographies, will be a valuable addition and I look forward to welcoming Graham to the IHG Board."

Graham will serve on the Audit and Remuneration Committees of the IHG Board.

Pursuant to LR 9.6.13R, Graham is Senior Independent Director at Intertek Group plc, and Non-Executive Director of Associated British Foods plc.

For further information, please contact:
Investor Relations (Stuart Ford; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

About IHG®

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	11 August 2020